

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

David H. Watson
Chief Executive Officer
Argan, Inc.
One Church Street
Suite 201
Rockville, MD 20850

> **Re: Argan, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 1, 2023**
> **File No. 001-31756**

Dear David H. Watson:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed May 1, 2023

Pay Versus Performance, page 54

1. Please revise the table that provides a reconciliation of the adjustments to the totals as presented in the Summary Compensation Table to compensation actually paid to show each of the numerical amounts deducted and added pursuant to Regulation S-K Item 402(v)(2)(iii). We note that you have provided one line item in the Summary Compensation Table for vested and unvested stock-based awards. See Regulation S-K Item 402(v)(3). For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.03 and 128D.04.

2. We note that you have included EBITDA as a percentage of Revenues, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v). We note your reference in footnote (7) to further discussion in the Compensation Discussion and Analysis, but we are unable to locate disclosure showing how your Company-Selected Measure is derived from the audited financial statements. If the required disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a

separate filing will not satisfy this disclosure requirement.

 Please contact Isabel Rivera at 202-551-3518 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program